Exhibit 99.7

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 and 2024

(Expressed in Canadian dollars)

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 and 2024

(Expressed in Canadian dollars, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the condensed interim financial statements of Mayfair Gold Corp. (the “Company”) as well as the notes thereto for the three and six months ended June 30, 2025 and 2024 (collectively referred to hereafter as the “Financial Statements”). The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee, including International Accounting Standards 34 Interim Financial Reporting.

The following MD&A of the financial condition and results of operations of the Company has been prepared by management and should be read in conjunction with the Financial Statements of the Company. In addition, the MD&A should be read in conjunction with the audited financial statements for the years ended December 31, 2024 and 2023 (the “Annual Financial Statements”), as some disclosures from the Annual Financial Statements have been condensed or omitted. In this MD&A, unless the context otherwise dictates, a reference to “us”, “we”, “our”, or similar terms refers to the Company. Additional information relating to the Company is available on the Company’s website at https://mayfairgold.ca/ and on SEDAR+ at www.sedarplus.ca under Mayfair Gold Corp.

This MD&A is current as of August 25, 2025 (the “MD&A Date”) and was approved and authorized by the Company’s Board of Directors.

The first, second, third, and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The six months ended June 30, 2025 and 2024 are referred to as “YTD 2025” and “YTD 2024”, respectively. All amounts are presented in Canadian dollars, the Company’s presentation and functional currency, unless otherwise stated. References to US$ are to United States dollars.

Management is responsible for the preparation and integrity of the Company’s Financial Statements, including the maintenance of appropriate information systems, procedures, and internal controls. Management is responsible for ensuring that information disclosed externally, including the information contained within the Company’s Financial Statements and MD&A, is complete and reliable. Technical information included in this MD&A regarding the Company’s mineral property has been reviewed by Tim Maunula, P. Geo., a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “estimate”, “will”, “expect”, “plan”, “intend”, or similar words suggesting future outcomes or an outlook. Forward-looking information in this document includes, but is not limited to:

•	our business plan and investment strategy; and

•	general business strategies and objectives.

Such forward-looking information is based on a number of assumptions which may prove to be incorrect. Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

•	taxes and capital, operating, general and administrative as well as other costs;

•	general business, economic and market conditions;

•	the ability of the Company to obtain the required capital to finance its investment strategy and meet its commitments and financial obligations;

•	the ability of the Company to obtain services and personnel in a timely manner and at an acceptable cost to carry out activities; and

•	the timely receipt of required regulatory approvals

Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on them as there can be no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially than anticipated and described in the forward-looking information.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 and 2024

(Expressed in Canadian dollars, except where noted)

The material risks and uncertainties include, but are not limited to:

•	meet current and future commitments and obligations;

•	general business, economic and market conditions;

•	the uncertainty of estimates and projections relating to future costs and expenses;

•	changes in, or in the interpretation of, laws, regulations or policies;

•	the ability to obtain required regulatory approvals in a timely manner;

•	the outcome of existing and potential lawsuits, regulatory actions, audits and assessments; and

•	other risks and uncertainties described elsewhere in this document.

The foregoing list of risks and uncertainties is not exhaustive. For more information relating to risks and uncertainties, see the section titled “Risks and Uncertainties” herein. The forward-looking information contained in this document is made as of the date hereof and, except as required by applicable securities law, the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

DESCRIPTION OF BUSINESS

Mayfair Gold Corp. was incorporated pursuant to the Business Corporations Act of British Columbia on July 30, 2019. The Company’s registered office is located at Suite 700 - 1199 West Hastings Street, Vancouver, BC, Canada, V6E 3T5. The Company’s principal place of business is 489 MacDougall Street, Matheson, ON, Canada, P0K 1N0. The Company is listed for trading on the TSX Venture Exchange under the symbol “MFG.V,” on the OTCQX under the symbol “MFGCF” and on the Frankfurt Stock Exchange under the symbol “9M5”. The Company is engaged in the operation, acquisition, exploration and development of mineral properties. The Company acquired an undivided 100% interest in the Fenn-Gib Project on June 8, 2020.

The Fenn-Gib Project comprises 6 leases on mining lands, 18 patents on mining lands, 144 cell claims and 3 surface rights only patents located in the Guibord, Munro, Michaud and McCool Townships in northeast Ontario, Canada. The Company is focused on acquiring, exploring, and developing mineral deposits in Canada.

SHAREHOLDER PROXY CONTEST

On March 19, 2024, Muddy Waters Capital LLC, on behalf of certain investment funds managed by it, with control and direction over aggregate shares approximating 16.77% of the Company, announced its intent to reconstitute the board of directors at the next annual general and special meeting of the Company (the “Shareholder Proxy Contest”).

During the year ended December 31, 2024, as a result of the Shareholder Proxy Contest, the Company incurred $3.3 million in non-recurring costs. These costs include a $1.5 million cash payment to Patrick Evans, former CEO of the Company and $1.6 million in additional legal and related fees, of which $1.0 million was for the reimbursement of certain legal expenses incurred by other parties to the proxy contest, and $0.2 million in additional corporate insurance premiums. In December 2024, the Company filed a claim against Patrick Evans for reimbursement of the $1.5 million cash payment. The outcome of this lawsuit is not determinable as at the MD&A Date.

FENN-GIB PROJECT OVERVIEW

The Fenn-Gib Project comprises two property packages, referred to as the Fenn-Gib North and South Blocks, which are separated by approximately three kilometers. The Fenn-Gib Deposit (see “Fenn-Gib Deposit” below) is located on the North Block along the regional Contact Fault, an east-west to south-east trending shear zone on the Pipestone Fault, which is interpreted to be a splay off the Porcupine-Destro Fault. The Fenn-Gib Deposit hosts significant concentrations of gold mineralization within two zones: (i) the Main Zone, and (ii) the Deformation Zone. These two zones overlap completely. A third zone of mineralization, known as the Footwall Zone, is located approximately 100 meters to the northwest of the Fenn-Gib Deposit. A fourth zone of mineralization, known as the Contact Zone, is located at depth below the current pit-constrained resource.

Sixteen claims encompass the current conceptual pit supported by the Fenn-Gib Deposit. The Company would be subject to a 1% Net Smelter Royalty (NSR) over the sixteen claims, with an additional 1.5% NSR over nine of the sixteen claims.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 and 2024

(Expressed in Canadian dollars, except where noted)

A summary of the Company’s exploration and evaluation expenses at the Fenn-Gib Project is as follows:

	QTD 2025	QTD 2024	YTD 2025	YTD 2024
	$	$	$	$
Camp maintenance, supplies, mobilization, general costs	35,091	95,255	61,001	360,020
Drilling	—	504,722	336,159	2,615,148
Environmental assessment and pre-feasibility studies	690,329	—	1,178,907	—
Exploration contractors	—	200,620	8,700	542,937
Exploration personnel and program support	317,731	534,570	545,065	1,000,355
Laboratory analysis	—	204,501	—	491,110
Other exploration and evaluation expenses	26,021	462,498	69,308	678,981
Permitting	293,840	—	364,094	—

	1,363,012	2,002,166	2,563,234	5,688,551

Deposit

On March 5, 2021, the Company filed a NI 43-101 Technical Report titled “Fenn-Gib Project, Ontario, Canada” dated February 5, 2021 (revised on February 19, 2021), which was prepared by JDS Energy and Mining Inc. The resource for the Fenn-Gib Deposit was based on an Indicated Mineral Resource and Inferred Mineral Resource Estimate undertaken by Garth Kirkham, P. Geo., of Kirkham Geosystems Ltd., a qualified person as defined by NI 43-101 and independent of the Company. The Mineral Resource Estimate incorporated more than 420 drill holes totalling 134,546 meters. The Mineral Resource Estimate for Fenn-Gib Deposit was reported at a base case above a 0.35 g/t Au cut-off, as tabulated below:

2021 Fenn-Gib Resource Estimate by Category Using 0.35 g/t Au Cut-Off

US$1,700 Gold
Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	70,203,723	0.92	2,077,661
Open pit	Inferred	3,774,865	0.62	74,967

On October 18, 2022, the Company announced an updated Interim Mineral Resource Estimate for the Fenn-Gib Project, which was prepared by Garth Kirkham, P. Geo., of Kirkham Geosystems Ltd. The Mineral Resource Estimate, dated October 15, 2022, expanded upon the 2021 Resource Estimate, and incorporated approximately 67,000 meters of additional drill hole results through July 31, 2022. The Interim Mineral Resource Estimate for the Fenn-Gib Deposit was reported at a base case above a 0.35 g/t Au cut-off, as tabulated below:

2022 Fenn-Gib Resource Estimate by Category Using 0.35 g/t Au Cut-Off

US$1,750 Gold
Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	118,074,000	0.81	3,062,000
Open pit	Inferred	13,829,000	0.7	311,000
Underground	Inferred	1,002,000	3.22	104,000

On June 14, 2023, the Company announced an updated Mineral Resource Estimate for the Fenn-Gib Project, which expands upon the 2022 Resource Estimate and incorporates assay results from approximately 47,000 meters of additional drilling. On July 26, 2023, the Company filed a NI 43-101 Technical Report titled “Fenn-Gib Project, Ontario, Canada”, which was prepared by Tim Maunula, P. Geo., of T. Maunula and Associates Consulting Inc. (“TMAC”), with an effective date of April 6, 2023.

Mr. Maunula is a qualified person as defined by NI 43-101 and independent of the Company. The updated Mineral Resource Estimate for the Fenn-Gib Deposit was reported at a base case above a 0.40 g/t Au cut-off, as tabulated below:

2023 Fenn-Gib Resource Estimate by Category Using 0.40 g/t Au Cut-Off

US$1,765 Gold
Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	113,687,000	0.93	3,383,000
Open pit	Inferred	5,724,000	0.85	157,000

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 and 2024

(Expressed in Canadian dollars, except where noted)

On September 10, 2024, the Company announced an updated Mineral Resource Estimate for the Fenn-Gib Project at US$2,000 Gold. Prepared by Tim Maunula, P. Geo., of TMAC as tabulated below:

2024 Fenn-Gib Mineral Resource Estimate Using 0.3 g/t Au Cut-Off)

US$2,000 Gold
Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	181,302,000	0.74	4,313,000
Open pit	Inferred	8,921,000	0.49	141,000

All mineral resources have been estimated in accordance with Canadian Institute of Mining and Metallurgy and Petroleum definitions, as required under NI 43-101. Ounce (troy) = metric tonnes x grade / 31.10348. All numbers have been rounded to reflect the relative accuracy of the estimate.

The mineral resources reported demonstrate a reasonable prospect of eventual economic extraction, as required under NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. There are no known environmental, permitting, legal, marketing, and other relevant issues that would materially affect the reported mineral resources.

Exploration Program

A 2021 exploration program focused on both infill and step-out drilling, which was intended to identify additional gold mineralization within the Fenn-Gib Deposit area. The Fenn-Gib Phase 1 drill program commenced on January 19, 2021, with one drill rig and ramped up to four drill rigs by mid-July 2021. The 2021 program completed the planned 50,000 meters of drilling by December 31, 2021.

Based on positive results from the Fenn-Gib 2021 Phase 1 drill program, a 30,000-meter Phase 2 drill program continued in 2022. In addition, a 10,000-meter Phase 1 regional exploration program commenced on the Fenn-Gib North and South Blocks. The Fenn-Gib Phase 2 program and Phase 1 regional exploration drill program, comprised of North Block (7,512 meters) and South Block (3,486 meters), were completed in the third quarter of 2022. Based upon assay results from the Fenn-Gib Phase 1 and 2 drill programs received by the end of July 2022, an updated interim resource estimate was completed and announced on October 18, 2022, as described above.

With mineralization at the Fenn-Gib Deposit area remaining open in most directions, a 30,000-meter Phase 3 drill program commenced in the second half of 2022 to continue delineating mineralization. A Phase 2 regional exploration program commenced on the Fenn-Gib North Block. The Fenn-Gib Phase 3 drill program was completed in January 2023. The Company commenced a 30,000-meter Fenn-Gib Phase 4 drill program in the first quarter of 2023, which was completed in the third quarter of 2023.

As drilling continued to identify new mineralization at the Fenn-Gib Deposit, the Company commenced a 20,000-meter Phase 5 drill program in the third quarter of 2023. Drilling for this campaign completed in the fourth quarter of 2023, which reinforced the need for additional drilling. The Company commenced a 26,500-meter Phase 6 drill program at the Fenn-Gib Project in the first quarter of 2024, which was completed in the second quarter of 2024. As of the MD&A Date, the Company has completed a total of 379 surface drill holes on the Fenn-Gib Project, representing 200,489 meters.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 and 2024

(Expressed in Canadian dollars, except where noted)

A summary of the Company’s drilling program for the Fenn-Gib Project is as follows:

	Holes	Meters
North Block Surface DDH Drilling	#	m
2021 Mayfair holes DDH	90	54,937
2022 Mayfair holes DDH	118	61,997
2023 Mayfair holes DDH	89	54,976
2023 Geotech holes DDH	7	3,230
2024 Mayfair holes DDH	42	18,230

	346	193,368
South Block Surface DDH Drilling
2022 holes DDH	18	3,457
2024 holes DDH	15	3,664
	33	7,121

Total Fenn-Gib Drilling	379	200,489

Metallurgical Test Program

Fenn-Gib has been the subject of multiple metallurgical testing campaigns since 2011. Test work has focused on gold recovery and has included gravity concentration, whole-ore cyanide leaching, flotation, flotation-cyanidation, flotation-pressure oxidation, rock hardness and material characterization studies.

In late 2024, metallurgical testing commenced with the intention of improving the understanding of the mineralization response to potential plant flow sheets with the testing of grind size, rougher flotation and concentrate mass pull, flotation concentrate regrind sizing and cyanidation response for various plant feed gold grades, sulphide concentration, mineralogical content, rock hardness, at various depths, and lithologies. This phase of metallurgical testing is complete. Refer to the news release dated May 27, 2025 “Mayfair Provides Update on 2025 Metallurgical Test Results Supporting the Fenn-Gib Pre-feasibility Study”. In summary the optimum process flowsheet comprises of 3-stage crushing, ball mill grinding to an 80% passing 106 -micron, sulphide-gold rougher flotation, a concentrate regrind to 80% passing 9 to 14 microns, for gold extraction applying carbon-in-leach (CIL) cyanidation. Testing results demonstrate excellent gold recovery in rougher flotation concentrate across all flotation feed grades, achieving between 94-97% recover of gold to the concentrate. After rougher concentrate regrind and cyanidation, the more than 50 composite metallurgical samples indicated an overall metallurgical gold recovery of approximately 82.5% at a feed grade of 0.8 g/t and 88.4% at 1.5 g/t gold. With this phase of metallurgical testing along with the past work, we have improved confidence going into the PFS and have defined metallurgical performance for the 4,800 tonne per day plant targeting a feed grade of 1.2 g/t to 1.7 g/t gold for the first six years of production.

Pre-Feasibility Study

During Q1 2024, the Company announced the commencement of a pre-feasibility study on the Fenn-Gib project. In connection with the study, the Company utilized the services of AGP Mining Consultants, Halyard Inc, Terracon Geotechnique and Environmental Applications Group as lead engineers and scientists to further the metallurgical, geotechnical, mining, hydrogeology, and environmental evaluations completed to date, to develop a clearly defined project description in support of a potential environmental assessment.

In April 2025, the Company announced a revised program for its pre-feasibility study, noting that additional metallurgical test work will continue into the first half of 2025 and will be used to advance the engineering and inform the revised 4,800 t/d pre-feasibility study. The Company expects to complete the pre-feasibility study in Q4 2025.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 and 2024

(Expressed in Canadian dollars, except where noted)

SUMMARY OF QUARTERLY RESULTS

A summary of the Company’s quarterly results is as follows:

	Q2 2025	Q1 2025	Q4 2024	Q3 2024
	$	$	$	$
Operating expenses	(2,165,132)	(1,864,730)	(2,410,002)	(1,484,124)
Loss for the period	(2,113,058)	(1,815,633)	(2,226,607)	(1,434,837)
Loss per share - basic and diluted	(0.02)	(0.02)	(0.02)	(0.01)
Total assets	20,930,574	22,667,265	24,489,347	20,238,119

	Q2 2024	Q1 2024	Q4 2023	Q3 2023
	$	$	$	$
Expenses	(6,032,285)	(4,482,075)	(6,021,351)	(3,619,799)
Loss for the period	(5,711,375)	(3,309,813)	(5,030,808)	(2,696,168)
Loss per share - basic and diluted	(0.06)	(0.03)	(0.05)	(0.03)
Total assets	22,181,209	24,919,516	28,493,187	20,716,903

During the last eight quarters, the Company’s loss ranged between $1,434,837 and $5,711,375. Loss during the quarters mainly comprised exploration and evaluation expenses as well as consulting fees, legal and professional fees, management fees and office expenses to support the exploration activities for the Fenn-Gib Project and to maintain the public listing of the Company. During Q2 2024, the net loss was higher compared to other quarters due to $3.3 million in non-recurring costs related to the Shareholder Proxy Contest. During Q3 2024, Q4 2024, Q1 2025 and Q2 2025, net loss was lower compared to other quarters mainly due to the completion of various exploratory drill programs, which were ongoing in the prior year comparable periods, and a focus towards the completion of studies and the permitting process in the current period.

SOURCES AND USES OF CASH

A summary of the Company’s sources and uses of cash is as follows

	YTD 2025	YTD 2024
	$	$
Net cash used in operating activities	(3,647,621)	(9,651,136)
Net cash used in investing activities	(3,005,302)	—
Net cash provided by financing activities	—	3,325,096
Effect of exchange rate on changes in cash and cash equivalents	(396)	(4,679)
Change in cash and cash equivalents	(6,653,319)	(6,330,719)
Cash and cash equivalents, beginning of period	9,534,129	13,504,009

Cash and cash equivalents, end of period	2,880,810	7,173,290

Cash used in operating activities was $3,647,621 compared to $9,651,136 in the prior year comparable period due additional management fees and professional fees incurred as a result of the Shareholder Proxy Contest as well as the completion of various exploratory drill programs, which were ongoing in the prior year comparable period, and a focus towards the completion of studies and the permitting process in the current period.

Cash used in investing activities was $3,005,302 compared to $nil in the prior year comparable period mainly due to the purchase of a short-term guaranteed investment certificate (“GIC”) in Q1 2025.

Cash provided by financing activities was $nil compared to $3,325,096 in the prior year comparable period due to the exercise of 5,018,900 stock options.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 and 2024

(Expressed in Canadian dollars, except where noted)

RESULTS OF OPERATIONS

A summary of the Company’s results of operations is as follows:

	QTD 2025	QTD 2024	YTD 2025	YTD 2024
	$	$	$	$
Operating expenses
Depreciation	7,955	16,812	15,069	33,625
Exploration and evaluation	1,363,012	2,002,166	2,563,234	5,688,551
General and administrative	604,914	3,776,436	1,026,346	4,377,777
Share-based payments	189,251	236,871	425,215	414,407

	2,165,132	6,032,285	4,029,864	10,514,360
Other income (expenses)
Amortization of flow-through premium liability	—	241,052	—	1,279,110
Foreign exchange gain (loss)	581	(357)	281	(4,679)
Interest income	51,493	80,215	100,892	218,741

Loss for the period	(2,113,058)	(5,711,375)	(3,928,691)	(9,021,188)

Q2 2025 compared to Q2 2024

Loss for the period decreased to $2,113,058 compared to $5,711,375 in the prior year comparable period. The primary drivers of this decrease were as follows:

•

Exploration and evaluation decreased to $1,363,012 from $2,002,166 in the prior year comparable period due to the completion of various exploratory drill programs, which were ongoing in the prior year comparable period, and a focus towards the completion of studies and the permitting process in the current period.

•

General and administrative decreased to $604,914 from $3,776,436 in the prior year comparable period mainly due to a payment to the former CEO as well as legal fees related to the Shareholder Proxy Contest in the prior period.

•	Share-based payments decreased to $189,251 from $236,871 in the prior year comparable period mainly due to the immediate vesting of options granted to an officer of the Company in the prior period.

Partially offsetting the decrease in loss for the period were decreases to other income as follows:

•

Amortization of flow-through premium liability was $241,052 in the prior year comparable period due to flow-through eligible expenditures spent in the prior year comparable period. There were no flow-through eligible expenditures in the current period due to the flow-through premium becoming fully amortized in the prior year.

•	Interest income decreased to $51,493 from $80,215 in the prior year comparable period primarily due to lower interest rates compared to the primary period.

YTD 2025 compared to YTD 2024

Loss for the period decreased to $3,928,691 compared to $9,021,188 in the prior year comparable period. The primary drivers of this decrease were as follows:

•

Exploration and evaluation decreased to $2,563,234 from $5,688,551 in the prior year comparable period due to the completion of various exploratory drill programs, which were ongoing in the prior period, and a focus towards the completion of studies and the permitting process in the current period.

•

General and administrative decreased to $1,026,346 from $4,377,777 in the prior year comparable period mainly due to a payment to the former CEO as well as legal fees related to the Shareholder Proxy Contest in the prior period.

Partially offsetting the decrease in loss for the period were decreases to other income as follows:

•

Amortization of flow-through premium liability was $1,279,110 in the prior year comparable period due to flow-through eligible expenditures spent in the prior year comparable period. There were no flow-through eligible expenditures in the current period due to the flow-through premium becoming fully amortized in the prior year.

•	Interest income decreased to $100,892 from $218,741 in the prior year comparable period primarily due to decreases in both average cash balances and interest rates compared to the prior period.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 and 2024

(Expressed in Canadian dollars, except where noted)

SHARE CAPITAL HIGHLIGHTS

The number of shares issued and fully paid as at June 30, 2025 is 109,283,007 (December 31, 2024 - 109,283,007).

During the six months ended June 30, 2025, the Company had no share capital transactions.

During the year ended December 31, 2024, the Company had the following share capital transactions:

•	The Company issued 5,630,900 common shares pursuant to the exercise of stock options with a weighted average exercise price of $0.71 generating gross proceeds of $3,991,676.

•

On October 17, 2024, the Company completed a private placement consisting of the issue of 3,340,000 common shares at a price of $1.80 per share for total consideration of $6,012,000. Share issuance costs of $135,539 were incurred in connection with the offering.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through the issuance of common shares. The Company continues to seek capital through various means including the issuance of equity and debt. The Company’s Financial Statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

As at June 30, 2025, the Company has an accumulated deficit of $64,455,158 (December 31, 2024 - $60,526,467), a cash and cash equivalents and short-term investment balance of $5,913,937 (December 31, 2024 - $9,534,129), and accounts payable and accrued liabilities balance of $694,637 (December 31, 2024 - $749,934).

As at June 30, 2025, the Company had working capital of $5,704,834 (December 31, 2024 - $9,190,221). In addition to the Company’s accumulated deficit, the Company has not generated revenues from operations to date and will require additional financing or outside participation to undertake further advanced exploration of its mineral properties.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company’s related parties include directors, key management personnel of the Company, including the Chief Executive Officer and Chief Financial Officer, their close family members, HC Alternative I, Ltd (“HC Alternative”), a company partially owned by a director, Heeney Capital Corp (“Heeney Capital”), a company partially owned by a director, and Invictus Accounting Group LLP (“Invictus Accounting”), a company in which the Company’s CFO is a partner.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 and 2024

(Expressed in Canadian dollars, except where noted)

A summary of the Company’s transactions with key management personnel is as follows:

	QTD 2025	QTD 2024	YTD 2025	YTD 2024
	$	$	$	$
Directors’ fees	12,820	39,991	25,640	95,897
Exploration personnel and program support (1)	188,139	—	291,231	—
Management fees	191,008	1,677,983	339,074	1,926,710
Share-based payments	186,746	108,951	417,583	108,951

	578,713	1,826,925	1,073,528	2,131,558

(1)	Amounts relating to the compensation of the Vice President of Technical Services, the COO and the former Vice President of Exploration included in exploration and evaluation expenses.

A summary of the amounts due to related parties as at June 30, 2025 and December 31, 2024 is as follows:

	2025	2024
	$	$
Payable to Heeney Capital	130,000	130,000
Payable to Invictus Accounting	29,059	17,779
Payable to key management personnel	18,762	5,000
Payable to other related party	373	246

	178,194	153,024

As at June 30, 2025, other receivables include $130,000 (December 31, 2024 - $130,000) for consulting services rendered to HC Alternative.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 - Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, short-term investment, other receivables (excluding sales tax recoverable), deposits and accounts payable and accrued liabilities, which are classified as and measured at amortized cost. The carrying values approximate the fair value of these financial instruments due to their short-term nature.

The Company is exposed to certain financial risks by its financial instruments. The risk exposures and their impact on the Company’s financial statements are summarized below.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to fulfill its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents, short-term investment and deposits. The Company minimizes its credit risk related to cash and cash equivalents and short-term investment by placing these financial instruments with major financial institutions. The Company considers the credit risk related to cash and cash equivalents, short-term investment and deposits to be minimal.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The objective of interest risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns. The Company has no significant financial instruments with variable interest rates and has assessed interest rate risk as minimal.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 and 2024

(Expressed in Canadian dollars, except where noted)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company endeavors to ensure that sufficient funds are raised from equity offerings to meet its operating requirements, after taking into account existing cash and expected exercise of stock options and share purchase warrants. The Company’s cash and cash equivalents are held in business accounts and are available on demand for the Company’s programs. As at June 30, 2025, the Company had a cash and cash equivalents and short-term investment balance of $5,913,937 (December 31, 2024 - $9,534,129) to settle current liabilities of $694,637 (December 31, 2024 - $749,934) and has assessed the liquidity risk as minimal.

Foreign currency risk

Foreign exchange risk arises on financial instruments that are denominated in a currency other than the functional currency of the Company. The Company is exposed to foreign exchange risk from fluctuations in the US dollar to the Canadian dollar on its cash and accounts payable balances.

A summary of the Company’s financial instruments held in USD, expressed in Canadian dollars is as follows:

	June 30, 2025	December 31, 2024
	$	$
Cash and cash equivalents	5,918	78,627
Accounts payable and accrued liabilities	48,259	34,664

	(42,341)	43,963

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s profit or loss by approximately $4,234 (December 31, 2024 - $4,396). The Company has assessed foreign currency risk as minimal.

OUTSTANDING SHARE DATA

A summary of the Company’s issued and outstanding securities is as follows:

	June 30, 2025	MD&A Date
Common shares	109,283,007	109,283,007
Stock options	1,995,000	1,995,000

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders.

Historically, the Company has been dependent on external financing to fund its activities. The capital structure of the Company consists of shareholders’ equity. The Company manages its capital structure and adjusts it for changes in economic conditions and the risk characteristics of the underlying assets, being mineral properties.

In order to maintain or adjust its capital structure, the Company may issue new shares through equity offerings or sell assets to fund operations. Management reviews the Company’s capital management approach on a regular basis. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the six months ended June 30, 2025.

PROPOSED TRANSACTIONS

As at June 30, 2025 and the MD&A Date, the Company has no proposed transactions.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 and 2024

(Expressed in Canadian dollars, except where noted)

OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2025 and the MD&A Date, the Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial statements under IFRS Accounting Standards requires management to make judgements in applying its accounting policies and estimates that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout these financial statements and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

All significant accounting judgements and sources of estimation uncertainty are fully disclosed in the Annual Financial Statements.

RISKS AND UNCERTAINTIES

For a detailed listing of the risks and uncertainties faced by the Company, please refer to the Company’s MD&A for the years ended December 31, 2024 and 2023.

ADDITIONAL INFORMATION

Additional information about the Company is available on the Company’s website at https://mayfairgold.ca/ and SEDAR+ at http://www.sedarplus.ca.